Exhibit 99.2

Investor Presentation Q4 and FY2021 April 2022

Disclaimer 2 Investor Presentation Forward - Looking Statements The statements contained or referred to in this Presentation may include “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from actual results and, consequently, you should not rely on forward - looking statements as predictions of future events. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this Presentation, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and reconditioning and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in the registration statement on Form F - 1 and the prospectus included therein filed by Cazoo Group Ltd. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations. Industry and Market Data This Presentation includes market data and other statistical information from sources believed by Cazoo to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo believes these sources are reliable, Cazoo has not independently verified the information and cannot guarantee its accuracy and completeness. Financial Information; Certain of the financial information and data contained in this Presentation has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. You should review Cazoo’s audited financial statements, which are included in the company’s filings with the SEC. Use of Guidance and Projections Any financial information in this Presentation (including specifically guidance and projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo’s control. While such information, guidance and projections are necessarily speculative, Cazoo believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning Cazoo or other matters and attributable to Cazoo or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Cazoo and of other companies, which are the property of their respective owners.

Contents Progress to date The size of the opportunity Financial performance and near - term trends Guidance and long - term targets 3 Investor Presentation

What we have achieved over the last 2 years Note: Vehicles sold and Subscribers since launch in Dec 19, as of Apr 22. Employees, reconditioning sites as of Apr 22, UK Brand Awareness as of Mar 22 per Engage Brand Tracker . Reconditioning capacity in the UK 120k+ cars today in 10 locations with potential to reach 250K+ p.a. Total Subscribers 10,000+ 4 Investor Presentation Reconditioning Capacity p.a. ~250k Retail Units Sold 60,000+ Countries of Operation 5 In - house Reconditioning Sites 11 Total Employees 4,500+ 18k+ Reviews 4.8/5.0 UK Brand Awareness 80%+

Progress over the last 12 months Launched fully integrated subscription service Taken UK reconditioning fully in house Launched direct car buying channel Grown from 1 to 11 in - house reconditioning sites across UK and EU Launched Cazoo in France and Germany Acquired great businesses & teams in Italy and Spain 5 Investor Presentation

We are addressing a massive market opportunity

TAM


>£300bn TAM
1st 5 target countries
£100bn+
£200bn+
~£175bn
£475bn+
"Big 4"
Rest of Europe
EU TAM

# of used car transactions per annum

~8m + ~18m + ~13m = ~39m

Medium and Long Term Targets

	Medium Term				Long Term
	UK	Big 4	ROE	Total	Total
Market Share	**3%**	**1%**	-	-	**5%**
Retail Units	**~240k**	**~180k**	-	**~420k**	**~2m**
Retail GPU	**£2k**	**£1.5k**	-	-	**£3k**
GP Potential	**~£480m**	**~£270m**	-	**~£750m**	**~£6bn**

Source: OC&C estimate for Europe and UK retail Used Cars market in 2019 and number of used cars sold per annum as of 2018. OC&C, CCFA, L'Argus, KBA, DAT, UNRAE, Autobiz, Faconauto, Febiac, Statistik Austria, VWE, Samar, Omnipret, ACEA, UNECE, World Bank, SMMT. Management estimates for future projections and market share at scale. Note: These forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

CAZOO Investor Presentation 6

Revenue (1) Headline FY2021 results (1) Note: Financial information and data is unaudited and subject to change.. Total Units Sold 49,853 Total Units Sold FY 2021 233% YoY Growth £668m Revenue FY 2021 312% YoY Growth UK Retail GPU (1) £427 UK Retail GPU FY 2021 7 Investor Presentation +£656 YoY Growth

UK Reconditioning near - term inefficiencies and investments Price and desirability investments at launch of retail buying channel Near - term UK Retail GPU impacted by investments but clear pathway of GPU growth to come Jul 2021 Aug 2021 Sept 2021 Oct 2021 Nov 2021 Dec 2021 Month of vehicle purchase Metal margin per vehicle when sold Current quarter Retail GPU is determined by costs incurred in the previous quarter(s) Jul 2021 Aug 2021 Sep 2021 Oct 2021 Nov 2021 Month of vehicle sale Dec 2021 Reconditioning cost per vehicle 8 Investor Presentation

Retail GPU (1) (£) The building blocks to increase GPU Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Retail GPU defined as retail and ancillary gross profit divided by retail units sold. Medium Term GPU Target More purchasing direct from consumer Greater reconditioning efficiencies Improving # of days to sale Growing ancillary revenue streams Increasing finance attachment rate Retail GPU Improvements Current Retail GPU Additional Improvements Bringing financing in - house ~ 2,000 9 Investor Presentation

Performance and guidance Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. 2021 financial information and data is unaudited and subject to change. (1) Retail GPU for 2020, 2021, and 2022 is UK only. 2021 2020 12.1k £162m 34.7k £668m 312% YoY Growth 2022 Guidance Retail units sold Revenue 100k+ £2bn+ ~200% YoY Growth Long Term Target ~2m ~£40bn £(229) £427 ~£3k ~£900 Retail GPU (1) 10 Investor Presentation

Summary We have accomplished an enormous amount in the two years since launch We have established a market leading platform, team, brand, and infrastructure in the UK We are incredibly well positioned to capture the huge opportunity across the UK and EU We have put all the building blocks in place and have great momentum into 2022 and beyond! 11 Investor Presentation

Appendix 12 Investor Presentation

Established market leading operations and logistics in the UK 13 Investor Presentation In - House Reconditioning Capacity 120k+ cars per annum in the UK today from 10 locations with potential to reach 250k+ cars per annum Best - in - class operations & UK - wide infrastructure Customer Centres 21 open Collection, distribution, storage, servicing, brand & engagement Delivery Infrastructure ~250 fleet of car transporters Unique delivery & collection experience that delights customers

Solid operations and logistics in the EU 14 Investor Presentation

Executed key M&A to enhance capabilities and expand TAM Jul - 2020 Expand infrastructure and retail locations across the UK Sep - 2021 Boost Cazoo’s data capabilities and enhance technical capabilities 15 Investor Presentation Oct - 2021 Expand into commercial vehicles , a new customer proposition Jan - 2022 Expand into Italy via acquisition of leading Italian digital used car retail & subscription player Feb - 2021 Move reconditioning capabilities in - house via acquisition one of the UK’s leading reconditioning specialists Jan - 2021 Expand into subscription offering and into France via acquisition of leading car subscription platform in UK and France Feb - 2021 Expand into Germany via acquisition of one of Europe’s leading car subscription platforms Sep - 2021 Expand operations and infrastructure in the UK, supporting acceleration of move in - house of reconditioning capabilities Nov - 2021 Expand into Spain via acquisition of leading Spanish consumer car subscription player

Source: Auto Trader and Society of Motor Manufacturers & Traders (SMMT) UK used car transactions UK used car market 7.6 16 Investor Presentation 7.6 7.5 7.1 6.9 7.0 7.0 7.0 7.2 7.4 7.6 8.2 8.1 7.9 7.9 6.8 7.5 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Total number of transactions (millions)